Exhibit 10.1
25 December 2009

Innovex (Thailand) Limited	Innovex, Inc.
79, Moo 4, EPZ Zone 2, NRIE	3033 Campus Drive
T. Ban Klang, Amphur Muang	Suite E180
Lamphun 51000	Plymouth, Minnesota
Thailand	USA

Attn: Randy Acres, Chief Financial Officer

Dear Sir,

Re: Mandate Letter in relation to the restructuring of Innovex, Inc

Thank you for discussing with Standard Chartered Bank (Hong Kong) Limited (“SCB” or “us”) the opportunity to work with Innovex, Inc. (“Innovex” or the “Company”) on a potential restructuring of the Company and its subsidiaries.  We are writing to express our interest to work with you to support the Company in finalising its turnaround plan, in restructuring its capital structure, and in considering to provide an appropriate financing package.

Background

We understand from you that the Company is in discussions with its lenders but has not come to an agreement on a restructuring or settlement package as yet.  The Company expects to negotiate a significant discount on the total outstanding debt to a one-time settlement or a restructuring at levels around 25 percent of the current outstanding debt with a principal balance of about Thb 1.9 Billion. SCB would consider to purchase the debt directly from BAY and TMB and thereby become a secured financial creditor of Innovex Thailand Limited ("InnovexTH") taking the place of BAY and TMB. In addition, equity funds and working capital of US$ 10 Million are expected to be injected to support a revival of the operations as part of the restructuring. Alternatively, the company can obtain priority working capital finance (with priority over cash flows and assets over the existing secured lenders) without refinancing existing secured lenders. We understand from the Company that there is sufficient demand from its customer base to support a revival of the business should the requisite working capital funds be made available.

In order to revive the business, the Company will require refinancing existing creditors down to a sustainable level and source appropriate working capital finance. We will consider underwriting such financing in combination of a debt and equity package.

Scope of our involvement

We will look to engage with management to confirm the viability of the turnaround strategy by testing the commercial assumptions through a market due diligence, technical assessment and business valuation. We will also try and determine the peak cash requirements of the business during its turnaround that will need to be factored in any financing package.   Concurrently we will engage an internationally recognized appraiser to value the Company’s assets and assess its liquidation value. We will also engage lawyers to advise us on the appropriateness of the proposed legal process through which the Company may be restructured and also comment on due diligence of the Company and its existing contracts and applicable regulatory approvals/licenses.  We will engage accountants to carry out a review of the financial position and historical operating performance.

Based on a plan agreed with the Company, we may advise on an appropriate recast of the balance sheet and refinancing plan for the existing creditors of the Company.  If considered appropriate we will support the Company in holding discussions with the creditors or the appropriate steering committee.

If the negotiations with the lenders are successful and results of the due diligence exercise are satisfactory we may, at our discretion, seek final internal approvals to extend a suitable financing package to the Company.

Our financing package is likely to be contingent on the successful acquisition of 100% of all secured debts. Additional working capital is likely to be structured as debt, also secured on the Company’s assets. We will also look to convert some of the existing outstanding debt in to equity of the Company through a restructuring, with the view that we as investor hold a significant majority of the equity in the Company.  Innovex will need to examine with its lawyers the possible approaches to providing SCB with the opportunity to acquire equity in the U.S. parent. Our structure may be contingent on management and sponsors to inject financial support to align their interests with SCB. We may allow an earn-out option to management and sponsor, wherein they can gain some of the shares based on achieving pre-set operational milestones to be agreed upon between the company and SCB.  Any financing package structure will be subject to compliance with any relevant applicable laws, rules and regulations.

There are a number of questions on the financials and the turnaround strategy that we would seek answers for once we engage fully with the Company before we are able to finalise our package. At this stage we have financial projections from the Company that we have not been able to verify without a due diligence.  As a result we have run our preliminary analysis on the basis of the numbers provided by the Company.  This implies that for a financing package to work for us as an investor we will be seeking to confirm certain key assumptions.  If these key assumptions change or are not justifiable, the deal may not be possible or alternatively the terms being offered to the creditors may have to be significantly reduced.  The key assumptions are :

  Value of the Company’s assets, mainly its production facilities, on a consolidated forced sale value (as if sold on a block basis) are not less than US$ 35 Million, to be appraised by a market expert chosen by SCB
  We have not been disclosed the sale volumes and price data supporting the projections and also the data supporting the gross margins yet; we will need this data to understand the reasonableness of the projections.
  there are significant tax losses that will provide shelter over the life of our investment
  The Company understands that a condition of going forward will be the agreement of the two banks to transfer the loans to SCB for consideration of not more than 25% of the outstanding loan balances and satisfactory settlement arrangements for the approximately 400 trade creditors and unsecured debt accounting for approximately USD 20 million of accounts payable as at 30 September 2009.

Exclusivity and Fees

We will look to work with the Company on an exclusive basis for a period of up to 90 days (“Exclusivity Period”) from the date of acceptance of this mandate letter, beyond which time any extension must be mutually agreed. The Company will ensure that no other debt or securities are solicited, mandated, issued, syndicated or privately placed in the market, until the validity of this mandate letter expires.

The fees payable by the Company and the milestones are as follows:

Milestones	Fees
On acceptance of this mandate letter	The Company will be required to pay US$50,000 fees in advance.
On a term sheet being agreed by the Company and / or the sponsor and SCB	The Company will be required to pay SCB a fee of US$25,000 in advance.
On agreement being reached on a settlement or a restructuring by the Company with its lenders, or SCB’s acquisition of secured claims, whichever comes first	The Company will be required to pay SCB a fee of US$25,000 immediately and not later than three business days after reaching the agreement.

Once the Company has negotiated with the creditors or once it has signed a term sheet with SCB, and the Company decides not to proceed with SCB for the restructuring finance but instead proceeds with any other source of funding within a period of two years from the date of this mandate letter, then the Company will pay SCB a Break Fee of US$500,000 immediately.  The Break Fee will not be applicable if the Company proceeds with another investor in the event SCB is not able to follow through the financing within the validity period specified in an agreed term sheet.  However the Break Fee will be applicable if SCB cannot proceed (after agreeing a binding term sheet) for reasons beyond its control (e.g. unsatisfactory due diligence results, any material event affecting the value of the business, creditors withdrawing on agreed terms etc).

All out-of-pocket expenses incurred by SCB, which shall include, but not be limited to, legal, accounting and tax advisory fees and expenses, traveling, printing, telecommunications, signing and publicity, shall be reimbursed by the Company on a monthly basis. We will agree a budget for the due diligence with the Company in advance. The Company will be required to pay the budgeted amount of due diligence fees and costs to SCB in advance. Any amounts remaining which have not finally been spent by SCB towards due diligence will be returned to the Company.

Conclusion

As immediate next steps, we will discuss with management the company’s turnaround strategy in detail and strategy to deal with the lenders. Also once we have concluded a potential structure for the financing package, we will agree and enter into a term sheet with you.  Please refer to Appendix I for indicative next steps.

It should be understood that this letter does not constitute or give rise to any obligation on the part of the lender to arrange, underwrite or provide or commit to arrange, underwrite or provide any financing; any such obligations would arise only upon a satisfactory due diligence process, our internal credit approval, completion of legal and regulatory requirements and would be documented under separate written agreements acceptable to the lender.  In addition, this letter is not meant to be, nor shall it be construed as, an attempt to define all of the terms and conditions of a financing facility.  Rather, it is intended to outline certain basic points of business understanding upon which the financing contemplated herein would proceed.

Kindly acknowledge this letter and return to SCB a signed copy.

Yours faithfully,	Acknowledged and accepted by :

Sarit Chopra, Director Alternative Investments Standard Chartered Bank	/s/ Randy Acres Randy Acres Chief Financial Officer Innovex, Inc.

*On behalf of Sarit Chopra
/s/ Paul Juri
Paul Jurie
Managing Director

Appendix I – Indicative key next steps

    Agree due diligence scope and budget with the Company
   Engage the advisors
    Agree detailed financial projection model (including cash flows and balance sheet projections) including monthly forecasts with the Company.
    Critical due diligence to be identified to be carried out upfront in the process. Finalise the model on the basis of feedback received from this due diligence
    Propose final structure of proposed funding package subject to completion of due diligence and final internal approvals.
    Agree and sign term sheet
    Support Company in discussions with lenders or creditors if required
    Company to agree a restructuring package with its lenders and creditors.
    Complete all due diligence
    Draft facility documents and related security documentation
    Company to complete all conditions precedent provided in the term sheet.
    Sign documents
    Close